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                                October 30, 2023

       David Tapolczay
       Chief Executive Officer
       Conduit Pharmaceuticals Inc.
       4995 Murphy Canyon Road, Suite 300
       San Diego, CA 92134

                                                        Re: Conduit
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 17,
2023
                                                            File No. 333-275056

       Dear David Tapolczay:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed October 17, 2023

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. We note the following statement on the cover page: "Because the exercise prices of the
                                                        Warrants are greater
than the current market price of our Common Stock, such warrants are unlikely to be
exercised and therefore the Company does not expect to receive any proceeds from such
exercise of the Warrants in the near term." Please provide similar disclosure in the
prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash
proceeds associated with the exercises of the warrants are
                                                        dependent on the stock
price. As applicable, describe the impact on your liquidity and update the discussion
on the ability of your company to fund your operations on a
                                                        prospective basis with
your current cash on hand.
 David Tapolczay
FirstName LastNameDavid    Tapolczay
Conduit Pharmaceuticals Inc.
Comapany
October 30,NameConduit
            2023         Pharmaceuticals Inc.
October
Page 2 30, 2023 Page 2
FirstName LastName
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.
Risk Factors, page 8

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose, if true, that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because they purchased their shares at a lower price than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 72

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors or other selling securityholders paid to acquire their shares and warrants, and the price that the public securityholders paid to acquire their shares and warrants. Disclose that while these selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price, if true. Please also disclose the potential profit the selling securityholders will earn based on
 David Tapolczay
Conduit Pharmaceuticals Inc.
October 30, 2023
Page 3
       the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any questions.



                                                              Sincerely,
FirstName LastNameDavid Tapolczay
                                                              Division of
Corporation Finance
Comapany NameConduit Pharmaceuticals Inc.
                                                              Office of Life
Sciences
October 30, 2023 Page 3
cc:       Todd Mason, Esq.
FirstName LastName